Exhibit 99.2

FF305 Page 1 of 7 v 1.3.0 Next Day Disclosure Return (Equity issuer - changes in issued shares or treasury shares, share buybacks and/or on-market sales of treasury shares) Instrument: Equity issuer Status: New Submission Name of Issuer: KE Holdings Inc. Date Submitted: 22 July 2024 Section I must be completed by a listed issuer where there has been a change in its issued shares or treasury shares which is discloseable pursuant to rule 13.25A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Exchange”) (the “Main Board Rules”) or rule 17.27A of the Rules Governing the Listing of Securities on GEM of the Exchange (the “GEM Rules”). Section I 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange Yes Stock code (if listed) 02423 Description A. Changes in issued shares or treasury shares Events Changes in issued shares (excluding treasury shares) Number of issued shares (excluding treasury shares) As a % of existing number of issued shares (excluding treasury shares) before the relevant event (Note 3) Changes in treasury shares Number of treasury shares Issue/ selling price per share (Note 4) Total number of issued shares Opening balance as at (Note 1) 19 July 2024 3,529,562,630 0 3,529,562,630 1). Repurchase of shares (shares repurchased and cancelled) Shares repurchased on May 1 to 3, 6 to 10, 23 to 24 and 28 to 31, 2024 and June 17, 18, 25 and 27, 2024 and cancelled on July 22, 2024 Date of changes 22 July 2024 -9,301,356 0.253 % USD 5.2955

FF305 Page 2 of 7 v 1.3.0 2). Other (please specify) Conversion of Class B ordinary shares to Class A ordinary shares Date of changes 22 July 2024 373,113 % Closing balance as at (Notes 5 and 6) 22 July 2024 3,520,634,387 0 3,520,634,387 B. Shares redeemed or repurchased for cancellation but not yet cancelled as at the closing balance date (Notes 5 and 6) 1). Repurchase of shares (or other securities) but not cancelled Date of changes 01 July 2024 612,621 % USD 4.897 2). Repurchase of shares (or other securities) but not cancelled Date of changes 02 July 2024 398,097 % USD 5.0239 3). Repurchase of shares (or other securities) but not cancelled Date of changes 03 July 2024 379,152 % USD 5.2749 4). Repurchase of shares (or other securities) but not cancelled Date of changes 05 July 2024 391,707 % USD 5.1058 5). Repurchase of shares (or other securities) but not cancelled Date of changes 08 July 2024 608,532 % USD 4.9299 6). Repurchase of shares (or other securities) but not cancelled Date of changes 09 July 2024 399,648 % USD 5.0044 7). Repurchase of shares (or other securities) but not cancelled Date of changes 10 July 2024 389,325 % USD 5.1371 8). Repurchase of shares (or other securities) but not cancelled Date of changes 11 July 2024 386,151 % USD 5.1793 9). Repurchase of shares (or other securities) but not cancelled Date of changes 12 July 2024 382,431 % USD 5.2297

FF305 Page 3 of 7 v 1.3.0 10). Repurchase of shares (or other securities) but not cancelled Date of changes 15 July 2024 601,206 % USD 4.9899 11). Repurchase of shares (or other securities) but not cancelled Date of changes 16 July 2024 607,845 % USD 4.9355 12). Repurchase of shares (or other securities) but not cancelled Date of changes 17 July 2024 622,263 % USD 4.8211 13). Repurchase of shares (or other securities) but not cancelled Date of changes 18 July 2024 628,908 % USD 4.7702 14). Repurchase of shares (or other securities) but not cancelled Date of changes 19 July 2024 637,311 % USD 4.7073 2. Class of shares WVR ordinary shares Type of shares B Listed on the Exchange No Stock code (if listed) 02423 Description A. Changes in issued shares or treasury shares Events Changes in issued shares (excluding treasury shares) Number of issued shares (excluding treasury shares) As a % of existing number of issued shares (excluding treasury shares) before the relevant event (Note 3) Changes in treasury shares Number of treasury shares Issue/ selling price per share (Note 4) Total number of issued shares Opening balance as at (Note 1) 30 June 2024 147,500,681 0 147,500,681 1). Other (please specify) Conversion of Class B ordinary shares to Class A ordinary shares Date of changes 22 July 2024 -373,113 % Closing balance as at (Notes 5 and 6) 22 July 2024 147,127,568 0 147,127,568

FF305 Page 4 of 7 v 1.3.0 B. Shares redeemed or repurchased for cancellation but not yet cancelled as at the closing balance date (Notes 5 and 6) Not applicable

FF305 Page 5 of 7 v 1.3.0 Confirmation Not applicable Notes to Section I: 1. Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to Main Board Rule 13.25A / GEM Rule 17.27A or Monthly Return pursuant to Main Board Rule 13.25B / GEM Rule 17.27B, whichever is the later. 2. Please set out all changes in issued shares or treasury shares requiring disclosure pursuant to Main Board Rule 13.25A / GEM Rule 17.27A together with the relevant dates of changes. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer's Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories. 3. The percentage change in the number of issued shares (excluding treasury shares) of the listed issuer is to be calculated by reference to the opening balance of the number of issued shares (excluding treasury shares) being disclosed in this Next Day Disclosure Return. 4. In the case of a share repurchase or redemption, the “issue/ selling price per share” shall be construed as “repurchase price per share” or “redemption price per share”. Where shares have been issued/ sold/ repurchased/ redeemed at more than one price per share, a volume-weighted average price per share should be given. 5. The closing balance date is the date of the last relevant event being disclosed. 6. For repurchase or redemption of shares, disclosure is required when the relevant event has occurred (subject to the provisions of Main Board Rules 10.06(4)(a), 13.25A and 13.31 / GEM Rules 13.13(1), 17.27A and 17.35), even if the repurchased or redeemed shares have not yet been cancelled. If repurchased or redeemed shares are to be cancelled upon settlement of such repurchase or redemption after the closing balance date, they shall remain part of the issued shares as at the closing balance date in Part A. Details of these repurchased or redeemed shares shall be disclosed in Part B. 7. Items (i) to (viii) are suggested forms of confirmation. The listed issuer may amend the item(s) that is/are not applicable to meet individual cases. 8. “Identical” means in this context: - the securities are of the same nominal value with the same amount called up or paid up; - they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and - they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

FF305 Page 6 of 7 v 1.3.0 Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under Main Board Rule 10.06(4)(a) / GEM Rule 13.13(1). Repurchase report Not applicable

FF305 Page 7 of 7 v 1.3.0 Section III must also be completed by a listed issuer where it has made a sale of treasury shares on the Exchange or any other stock exchange on which the issuer is listed which is discloseable under Main Board Rule 10.06B / GEM Rule 13.14B. Report of on-market sale of treasury shares Not applicable Submitted by: Siting Li (Name) Title: Joint Company Secretary (Director, Secretary or other Duly Authorised Officer)